September 26, 2011

Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549
Attention: Mark Webb
     David Lin

Re:	Request for Effectiveness of Application for Qualification of Indenture on Form T-3 (File No. 022-28958)

Ladies and Gentlemen:

In accordance with Section 307(c) of the Trust Indenture Act of 1939, as amended, we hereby request that the Application for Qualification on Form T-3 (File No. 022-28958) (the “Form T-3”) of Capmark Financial Group Inc. (the “Company”) be declared effective as of 4:00 p.m., Eastern Time, on September 29, 2011, or as soon as practicable thereafter. Once the Form T-3 has been declared effective, please orally confirm that event by calling Alyssa Brodzinski at (215) 328-3672.

The Company acknowledges the following:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Very truly yours,

Capmark Financial Group Inc.

By:	/s/ Thomas L. Fairfield
Name: Thomas L. Fairfield
Title: Chief Operations Officer, Executive Vice President, Secretary & General Counsel